15049876

KH 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 1 6 2015 Washington DC

SEC FILE NUMBER
8-50822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. D. Nicholas & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6901 Jericho Turnpike, Suite 217
(No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Halpern 203-210-7364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/17

OATH OR AFFIRMATION

I, Barbara Halpern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. D. Nicholas & Associates, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.D. NICHOLAS & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

PUBLIC

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
J.D. Nicholas & Associates, Inc.

We have audited the accompanying statement of financial condition of J.D. Nicholas & Associates, Inc. as of December 31, 2014. This financial statement is the responsibility of J.D. Nicholas & Associates, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.D. Nicholas & Associates, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
March 13, 2015

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

J.D. NICHOLAS & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 309,393
Due from Brokers	310,510
Furniture and equipment at cost, net of accumulated depreciation of $53,121	1,958
Other assets	153,056
TOTAL ASSETS	$ 774,917

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 505,379
SHAREHOLDER'S EQUITY		
300 shares issued and 225 outstanding	$ 225	
Additional Paid-In-Capital	130,075	
Retained Earnings	304,238	
Treasury stock, at cost, 75 shares	(165,000)	
TOTAL SHAREHOLDER'S EQUITY		269,538
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 774,917

The accompanying notes are an integral part of this statement.

J.D. NICHOLAS & ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

J.D. NICHOLAS & ASSOCIATES, INC. (the "Company") was organized in the State of Florida December 9, 1997 and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA".) Management intends to terminate operations as a broker-dealer sometime in 2015. The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii.)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain recorded amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Accordingly, actual results could differ from those estimates.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company records commission revenue and expenses on a trade date basis.

FASB ASC 820, *Fair Value Measurement* has no material effect on this financial statement.

Depreciation is charged to operations over the estimated useful lives of five to seven years. The Company uses accelerated depreciation methods for tax purposes.

2. DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by its clearing broker, COR Clearing LLC. At December 31, 2014, due from broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

2. DUE FROM BROKER (continued)

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

As of December 31, 2014, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. INCOME TAXES

The Company is owned by A&F Holdings of NY, LLC as nominee for the individual shareholders. The Company files as an S Corporation and has filed as such consistently since 1998. An "S" Corporation generally pays no income taxes and passes through substantially all taxable income to the shareholders of the Company.

As of December 31, 2014 there have been no audits of the Company's filings by any tax authority and the Company believes its filings would be sustained under any potential examination.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the fact, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2011, 2012 and 2013.

4. COMMITMENTS

The Company entered into a lease on January 12, 2010, for its operations in Syosset, New York. The Company is also responsible for its proportionate share of real estate taxes and other operating expenses. The lease expires in February 2016.

4. COMMITMENTS (continued)

Minimum future lease payments under the non-cancelable operating lease in years subsequent to December 31, 2014 are as follows:

Year ended December 31,	
2015	$ 94,467
2016	16,147
Total	$110,614

Rent and occupancy costs were $83,825 for the year ended December 31, 2014.

5. RETIREMENT PLAN

The company sponsors a retirement plan for its eligible employees. The company made total contributions of approximately $200,700 to the plan during the year ended December 31, 2014.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2014, the Company had not entered into any subordinated loans agreements.

7. LEGAL AND REGULATORY MATTERS

In its normal course of business, the Company from time to time may be named in or become a party to legal claims, arbitration or regulatory proceedings in connection with or arising out of its activities. Such actions, if they were to arise, may involve claims for substantial or unspecified damages and may result in adverse judgments, fines or penalties. At December 31, 2014, settlement costs in the amount of $423,830 were included in professional fees. Additionally, at year end, the financial statements include accruals of $282,500 for open legal matters.

8. RELATED PARTIES

An entity owned by the president of the Company rendered financial services to the Company. For the year ended December 31, 2014, a total of $44,410 was paid with respect to this arrangement.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2014, the Company had net capital of $159,084 which exceeded the minimum requirement of $50,000 by $109,084. The Company's ratio of aggregate indebtedness to net capital was 3.18 to 1.

10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.